

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-Mail
Roy Golan
Vice President – Finance
NeuroDerm Ltd.
Ruhrberg Science Building
3 Pekeris St.
Rehovot 7670203, Israel

> **Re:    NeuroDerm Ltd.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted June 17, 2014**
> **CIK No. 0001598696**

Dear Mr. Golan:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Risk Factors, page 7

1. We note your disclosure on page 33 regarding the USPTO's recent notification to you of an existing third party trademark registration for the term "neuroderm" for use in a similar field as your products.  Please expand the last bullet point on page 7 to include this information.

Risk Factors
"As a foreign private issuer we will not be subject to U.S. proxy rules..." page 37

2. The Israeli parliament recently adopted a new rule that will effectively require an Israeli public company that is listed overseas, such as in the United States, to disclose annually

the compensation of its top five executive officers on an individual basis regardless of whether the company is listed in Israel.  The company must include this disclosure in its annual shareholder meeting notice, in an accompanying public document, or in a company report filed under the law of its foreign listing country.  The new rule becomes effective on July 2, 2014.  Please revise this risk factor to reflect this new rule.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates
Share-Based Compensation, page 69

3.  Please refer to prior comment 1. We acknowledge the information provided in your response. In addition, please disclose your fair value per share estimate, how this estimate was made and the amount of any compensation element separately for each equity issuance in the first quarter of 2014. Also, revise your disclosure to state that you will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

Separately in your response, progressively bridge your fair value determinations to the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide.  Also, note that we are deferring a final evaluation of your stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until your amendment containing the estimated offering price is filed.

Compensation of Officers and Directors, page 125

4.  Under the new Israeli executive compensation rule, an Israeli company that will distribute its 2014 annual shareholder meeting notice after the rule's effective date (July 2, 2014) will have to provide the required individual executive compensation disclosure for fiscal 2013 either in the 2014 annual shareholder meeting notice or in an accompanying public document (submitted, in either case, under cover of a Form 6-K). An Israeli company that has distributed its 2014 shareholder meeting notice prior to the effective date will be able to wait until 2015 at which time it will have to provide the required individual executive compensation disclosure for fiscal 2014 either in its 2015 annual notice of shareholders meeting or in an accompanying public document (submitted, in either case, under cover of Form 6-K).  Alternatively, such an Israeli company may include the required individual executive compensation disclosure in its Form 20-F for fiscal 2014 and refer to the Form 20-F in its 2015 shareholder meeting notice.  Supplementally advise when and in what format you will first provide the annual compensation of your top five executive officers on an individual basis as required by the new Israeli rule.

Notes to Consolidated Financial Statements
Note 2-Summary of Significant Accounting Policies
h. Convertible loans and warrants issued to investors, page F-11

5.  Please refer to prior comment 2. Please explain how you plan to treat any remaining accretion to the "final redemption amount" in your accounting for the preferred share conversion prior to the planned IPO. Also, separately quantify for us the accretion and effect of exchange differences for each period presented.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc:     Via E-Mail
        Colin Diamond, Esq.
        White & Case LLP
        1155 Avenue of the Americas
        New York, NY 10036